Quintalinux Signs LOI for Acquisition
               of Systems Network Architecture Solutions Provider

                Target Expected to Report Revenues of $8 Million
                         for March 31, 2002 Fiscal Year

HONG KONG - March 18, 2002 -- Quintalinux Limited (Nasdaq NM: QLNX), today announced the execution of a letter of intent (LOI) with Protex Systems Limited
(PSL) to acquire 100% of PSL, a Hong Kong company that has provided Systems Network Architecture Solutions for over 10 years in Hong Kong and The People's Republic of China (PRC). Protex's revenues for the twelve months ended March 31, 2002 are expected to be approximately US $8 million, with operating income of approximately US $500,000. Subject to completion of due diligence and the Board of Directors' final approval, which is expected in April, the intended acquisition will be financed with approximately 2.5 million shares of
Quintalinux stock. Quintalinux has shares outstanding of approximately 13.0 million shares, before the proposed acquisition.

Mr Chu Tat, Chairman of Quintalinux commented, "This is an important acquisition in several ways. The revenues and operating income will be a material addition to our current business. Our capabilities will be greatly enhance as a turnkey provider of "intelligent building" networks and systems. This is strategically important because of the strength of PSL in the Systems Networking field in China, particularly in the area of wireless Internet applications. PSL is also one of a relatively small number of Hong Kong business partners of internationally known companies including Cisco Systems, IBM, Compaq, 3Com and Computer Associates, amongst many others. We are very excited to add these additional capabilities to our own strengths to take advantage of this period of rapid growth within the mainstream business areas of the PRC."

About Quintalinux

Quintalinux Limited is engaged in the provision of innovative, high technology solutions for intelligent buildings, interior construction, systems design and integration, and Linux development for businesses and enterprises in Hong Kong and the Peoples Republic of China (PRC). By combining contracting experience in interior design and construction with its expertise in information technology and state-of-art systems and products, Quintalinux has become a leader in the intelligent building industry, providing a wide range of international and domestic corporate clients complete, "end-to-end" solutions to meet the region's growing needs for intelligent buildings and related features and capabilities. Additional information about the Company can be found on its Website at www.quintalinux.com.
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About  Protex

Established in 1991, Protex Systems Limited (PSL) has grown steadily to become one of the most well-known integrated solution providers in Hong Kong and the PRC. PSL is dedicated to providing a comprehensive range of computer products and system solutions, especially in the area of Systems Network Architecture Solutions. With the significant growth and importance of the Internet, PSL plays an active role in delivering total e-commerce and communication solutions for current and future requirements.. Services include:
Network Security Consultation & Implementation, Project Management, Network Administration & Tuning, and Disaster Recovery. For additional information: www.protex.com.hk.

Safe Harbor Provisions

Some statements in this news release may constitute "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may include "the execution of a letter of intent (LOI) with Protex Systems Limited (PSL) to acquire 100% of PSL" which is subject to completion of due diligence and the Board of Directors' final approval, and is expected in April. Other forward looking statements include, "Protex's revenues for the twelve months ended March 31, 2002 are expected to be approximately US $8 million, with operating income of approximately US $500,000". Other risk factors include general market conditions, dependence on the construction industry and capital investments in technology industries, the level of expenditures and competition in the markets for PSL's products and services. Such forward-looking statements are subject to general risks and uncertainties including those "Risk Factors" stated in this press release and the Company's recent SEC filings, and such factors may cause actual results to differ materially from expected results or performance expressed or implied by those forward-looking statements.


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